Exhibit 99.9

HIGHLIGHTS

Highlights	3
2016-2017: a recorded surplus of $2.4 billion	4
Continued fiscal balance	5
Significant acceleration in the Québec economy	7
Additional investments totalling $11.1 billion over six years	8
Public capital investments and the debt	9

1

HIGHLIGHTS

The November 2017 update of the Québec Economic Plan provides an opportunity to report on Québec’s economic and budgetary situation.

It is also an opportunity for the government to reiterate its fiscal and economic policy directions and to adapt them to the current situation.

More specifically, the update:

—	confirms the achievement of a balanced budget as at March 31, 2017. A $2.4-billion surplus was recorded in Public Accounts 2016-2017, reflecting, in particular, the excellent performance of the Québec economy;

—	enhances the Québec Economic Plan, since the government is:

—	further easing the tax burden on individuals, by decreasing the tax rate applicable to the first dollars of earned income from 16% to 15% and introducing a supplement of $100 per child per year for the purchase of school supplies,

—	investing more in public services for educational success, health, poverty reduction and regional economic development,

—	ensuring Quebecers have a higher income in retirement;

—	continues reducing the debt.

CHART 1

Budgetary balance,(1) 2012-2013 to 2019-2020
(millions of dollars)

(1)      Budgetary balance within the meaning of the Balanced Budget Act after use of the stabilization reserve.

Highlights	3

2016-2017: A RECORDED SURPLUS OF $2.4 BILLION

The results published in Public Accounts 2016-2017 show a $2.4 -billion surplus. This surplus made it possible to reduce the gross debt in 2016-2017.

—	This improvement reflects the excellent performance of the Québec economy combined with sound management of public finances.

The adjustments in relation to March 2017 are due to:

—	higher-than-expected own-source revenue owing, in particular, to the fact that corporate tax revenues at year-end and growth in household consumption were higher than forecast;

—	lower spending as a result of one-off factors; for example, expenditures incurred by bodies and funds were lower than planned;

—	non-utilization of the contingency reserve.

TABLE 1

Actual results in 2016-2017 relative to the March 2017
Québec Economic Plan
(millions of dollars)

		2016-2017
	March 2017	Adjustments	Actual results
Consolidated revenue
Own-source revenue excluding government enterprises	77 215	614	77 829
Government enterprises	4 753	146	4 899
Federal transfers	20 498	–319	20 179
Total Consolidated revenue	102 466	441	102 907
% change	2.3		2.8
Consolidated expenditure
Program spending	–69 752	376	–69 376
Other consolidated expenditure(1)	–20 635	993	–19 642
Mission expenditures	–90 387	1 369	–89 018
% change	4.5		2.9
Debt service	–9 687	160	–9 527
Total Consolidated expenditure	–100 074	1 529	–98 545
% change	3.7		2.1
Contingency reserve	–100	100	—
SURPLUS	2 292	2 070	4 362
BALANCED BUDGET ACT
Deposits of dedicated revenues
in the Generations Fund	–2 042	41	–2 001
BUGETARY BALANCE(2)	250	2 111	2 361

(1)	These results include consolidation adjustments.
(2)	Budgetary balance within the meaning of the Balanced Budget Act.

The Québec Economic Plan
4	November 2017 Update

CONTINUED FISCAL BALANCE

[ ]	The Québec government’s financial framework

In 2017-2018, consolidated revenue will reach $106.5 billion, with growth of 3.5%, while consolidated expenditure will stand at $104.2 billion, with growth of 5.7%, including 4.6% for program spending.

In 2018-2019, consolidated revenue will increase by 2.0% and consolidated expenditure by 2.9% .

In addition, deposits of revenues dedicated to the Generations Fund will reach $2.5 billion in 2017-2018 and $2.7 billion in 2018-2019.

The government plans to use a portion of the stabilization reserve in 2017-2018 and another portion in 2018-2019, amounting to $250 million and $1.4 billion, respectively.

The budget will remain balanced over the period covered by the financial framework.

TABLE 2

Consolidated summary financial framework – November 2017 update
(millions of dollars)

	2017-2018	2018-2019	2019-2020
Own-source revenue	83 677	86 255	89 189
% change	1.1	3.1	3.4
Federal transfers	22 793	22 391	23 220
% change	13.0	–1.8	3.7
Consolidated revenue	106 470	108 646	112 409
% change	3.5	2.0	3.5
Mission expenditures	–94 662	–97 628	–100 276
% change	6.3	3.1	2.7
Debt service	–9 508	–9 613	–9 753
% change	–0.2	1.1	1.5
Consolidated expenditure	–104 170	–107 241	–110 029
% change	5.7	2.9	2.6
Contingency reserve	–100	–100	–100
SURPLUS	2 200	1 305	2 280
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 450	–2 712	–3 031
Use of the stabilization reserve	250	1 407	751
BUDGETARY BALANCE(1)	—	—	—

(1)     Budgetary balance within the meaning of the Balanced Budget Act after use of the stabilization reserve.

Highlights	5

[ ]	Change in program spending

The forecast growth in program spending is 4.6% in 2017-2018, 4.1% in 2018-2019 and 3.1% in 2019-2020.

—

The strong performance of the economy and sound management of public finances enable additional investments to be made in public services, particularly for families, education, higher education, health and support for the economy in all regions.

From 2015-2016 to 2018-2019, the growth rate of program spending will average 3.1% per year.

CHART 2

Program spending growth – 2013-2014 to 2022-2023
(per cent)

The Québec Economic Plan
6	November 2017 Update

SIGNIFICANT ACCELERATION IN THE QUÉBEC ECONOMY

The Québec economy has accelerated sharply over the last two years. Growth in real gross domestic product (GDP) rose from 1.0% in 2015 to 1.4% in 2016. In 2017, real GDP growth will be 2.6%, an upward adjustment of 0.9 percentage point from the March 2017 forecast.

Several factors have contributed to the excellent economic situation:

—	Québec’s favourable budgetary situation, which has bolstered consumer and business confidence;

—

sustained growth in household consumption, which can be attributed, in particular, to strong job creation. Stimulated by wage growth and tax relief, household disposable income grew more rapidly in Québec than in Canada;

—	a rebound in non-residential business investment.

In addition, the improved economic situation of Québec’s top trading partners and the more broadly based expansion of the global economy have stimulated exports.

The conditions are thus in place for the Québec economy to continue this positive trend.

—	Real GDP is expected to grow by 1.8% in 2018, an upward adjustment of 0.2 percentage point relative to the March 2017 forecast.

CHART 3

Economic growth in Québec
(real GDP, percentage change)

Sources:     Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec. Based on the economic accounts of November 8, 2017.

Highlights	7

ADDITIONAL INVESTMENTS TOTALLING $11.1 BILLION OVER SIX YEARS

The strong performance of the economy and the improvement of Québec’s financial situation enable the government to announce additional investments of more than $1.3 billion in 2017-2018. These investments represent $11.1 billion over six years. In particular, the following initiatives are being announced:

—

a reduction of $6.3 billion in the tax burden on individuals, flowing from a decrease from 16% to 15% in the tax rate applicable to the first dollars of earned income and the introduction of a supplement of $100 per child per year for the purchase of school supplies;

—	additional sums totalling $2.6 billion to reduce poverty;

—	$1.1 billion to improve educational success and invest more in health:

—	$337 million in education and childhood,

—	$107 million in higher education,

—	$630 million in health and social services;

—	$667 million to support regional economies;

—	$544 million to ensure Quebecers have a higher income in retirement.

TABLE 3

Additional investments under the November 2017 update
(millions of dollars)

		2017-	2018-	2019-	Cumulative
		2018-	2019-	2020-	6 years	(1)
Easing of the tax burden on individuals		1 083	1 067	1 001	6 272
Reduction of poverty		41	254	405	2 560
Investments in educational success and health
–	Education and childhood	17	60	65	337
–	Higher education	7	20	20	107
–	Health and social services	105	105	105	630
Subtotal		129	185	190	1 074
Support for regional economies		86	138	139	667
Ensuring a higher income in retirement		—	13	54	544
TOTAL		1 339	1 656	1 789	11 116

Note: Totals may not add due to rounding.
(1)     These additional investments include those for 2017-2018 to 2022-2023.

The Québec Economic Plan
8	November 2017 Update

PUBLIC CAPITAL INVESTMENTS AND THE DEBT

To meet Québec’s significant needs respecting quality public infrastructure, the government will maintain a high level of public capital investment under the Québec Infrastructure Plan (QIP).

—	Accordingly, investments under the 2018-2028 QIP will total $91.1 billion, or the same level as under the 2017-2027 QIP.

—	Capital investments of $9.6 billion are expected in 2017-2018. They will reach $10 billion a year in the three subsequent years.

[ ]	Debt reduction

Reducing the debt burden is a priority. It is a matter of intergenerational equity. Debt reduction requires balancing the budget every year and making deposits in the Generations Fund.

The Québec government has set debt reduction objectives that have been included in the Act to reduce the debt and establish the Generations Fund. For fiscal year 2025-2026:

—	the gross debt must not exceed 45% of GDP;

—	the debt representing accumulated deficits must not exceed 17% of GDP.

As at March 31, 2017, the gross debt burden stood at 51.9% of GDP, decreasing for the second year in a row. As at March 31, 2017, the debt representing accumulated deficits stood at 29.9% of GDP. It has been declining since 2013-2014.

CHART 4	CHART 5

Gross debt as at March 31	Debt representing accumulated
deficits as at March 31
(percentage of GDP)	(percentage of GDP)

Highlights	9

Exhibit 99.9

Section E

E THE QUÉBEC ECONOMY:
RECENT DEVELOPMENTS AND OUTLOOK
FOR 2017 AND 2018

1.	The economic situation in Québec		E.3

	1.1	Significant acceleration in the economy	E.3

	1.2	Job creation reflects good economic conditions	E.6

	1.3	Household consumption expenditure – a key driver of economic growth	E.9

	1.4	Change in household income in Québec	E.10

	1.5	Recovery in non-residential business investment	E.12

	1.6	Robust activity in the residential sector	E.16

	1.7	Continued growth in exports	E.17

	1.8	Growth in nominal GDP accelerates as the economy grows	E.19

	1.9	Comparison with private sector forecasts	E.22

	1.10	Five-year economic outlook for 2017-2021	E.24

2.	The situation of Québec’s main economic partners		E.29

	2.1	The economic situation in Canada	E.30

	2.2	The economic situation in the United States	E.35

3.	The global economic situation		E.41

	3.1	More synchronized global growth	E.41

4.	Developments in financial markets		E.47

5.	A portrait of the housing markets in Québec and Canada		E.53

6.	Main risks that may influence the forecast scenario		E.61

E.1

1.	THE ECONOMIC SITUATION IN QUÉBEC

1.1	Significant acceleration in the economy

The Québec economy accelerated sharply over the last two years. Growth in real gross domestic product (GDP) rose from 1.0% in 2015 to 1.4% in 2016.1 In 2017, real GDP growth will be 2.6%, an upward adjustment of 0.9 percentage point from the March forecast.

Several factors contributed to the excellent economic situation:

—	Québec’s favourable fiscal position, which boosts consumer and business confidence;

—

consumption growth, which is primarily attributable to strong job creation. The increase in household disposable income, which rose at a faster rate than in Canada, was boosted by wage growth and tax relief;

—	a rebound in non-residential business investment after several weak years.

In addition, the favourable situation of Québec’s top trading partners and the more broadly based expansion of the global economy are spurring demand for Québec goods and services.

The conditions are thus in place for the Québec economy to continue this positive trend. Real GDP is expected to grow by 1.8% in 2018.

CHART E.1

Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.
__________________________________
1

Unless otherwise indicated, this section contains data from the provincial economic accounts published by Statistics Canada on November 8, 2017. The forecast is based on the information available before that date.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.3

[ ]	Household consumption expenditure and business investment – drivers of economic growth

The forecast real GDP growth of 2.6% in 2017 and 1.8% in 2018 will be driven primarily by higher household consumption and growth in non-residential business investment.

—	Household spending will thus remain one of the main drivers of economic activity.

—	An increase in consumption of 3.4% in 2017 and 2.4% in 2018 will be supported primarily by employment growth. Moreover, household purchasing power is improving due to wage growth, moderate price increases and a reduction in the tax burden.

—

After climbing by 1.2% in 2016, non-residential business investment is expected to continue increasing. It should rise by 2.9% in 2017 and 3.8% in 2018, driven by household consumption and heightened business confidence.

—	Favourable economic conditions and robust job creation will continue supporting the residential sector. As a result, residential investment is expected to expand by 2.1% in 2017.

—	Exports should increase by 1.1% in 2017 and 2.5% in 2018, fuelled, in particular, by stronger demand from Québec’s top trading partners: the United States and Canada.

TABLE E.1

Real GDP and its major components
(percentage change and contribution in percentage points)

	2016	2017	2018
Contribution of domestic demand	2.3	2.7	2.1
Household consumption	2.7	3.4	2.4
Residential investment	3.0	2.1	0.0
Non-residential business investment	1.2	2.9	3.8
Government spending and investment	1.7	1.4	1.3
Contribution of the external sector	−0.8	−1.2	0.2
Exports	1.7	1.1	2.5
Imports	3.1	3.5	1.9
Contribution of inventories	0.0	0.9	−0.6
REAL GDP	1.4	2.6	1.8

Note: Totals may not add due to rounding.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.4	November 2017 Update

Reinforcing effect on economic growth

Québec’s economic growth has accelerated significantly since the budget was balanced in 2015.

–	Sound public finances were followed by a sharp increase in household and investor confidence.

–	Increased household and business confidence spurred renewed investment and a sharp acceleration in job creation.

–	Job creation drove wage growth, contributing to an increase in household purchasing power, which in turn further stimulated consumption.

Balanced budget and economic growth

The Québec economy has entered a virtuous circle of growth

The relationship between these economic and fiscal variables is complex and multidirectional. However, statistics show that these interactions have had a reinforcing effect.

Therefore, we can confirm that Québec’s economy is currently in a virtuous circle where sound public finances and faster economic growth reinforce each other.

Change in selected economic indicators in Québec
(annual averages, unless otherwise indicated)

	2015	2016	2017	(1)
Consumer confidence (points, 2014 = 100)	102.8	114.3	139.7
Business confidence (points)	57.9	63.9	67.6
Non-residential business investment in real terms (percentage
change)	−3.8	1.2	2.0
Total job creation (thousands)	37.3	36.1	90.7
Average hourly wage (percentage change)	2.2	2.8	3.0
Retail sales in nominal terms (percentage change)	1.8	6.2	6.1
Real GDP (percentage change)	1.0	1.4	2.6
(1) Cumulative for available periods.
Sources: Institut de la statistique du Québec, Statistics Canada, Conference Board of Canada and Canadian Federation of Independent Business.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.5

1.2	Job creation reflects good economic conditions

[ ]	Record labour market performance in the first ten months of 2017

During the first ten months of 2017, Québec gained 90 700 jobs compared to the same period in 2016. It thus contributed nearly one third of the jobs created in Canada over the same period.

—	Of that number, 54 900 were full-time jobs and 51 300 new positions were created in the private sector.

Job creation, mostly full-time and private-sector employment, bears witness to businesses’ optimism over Québec’s economy and boosts household consumption expenditure.

Moreover, the unemployment rate has seen a sharp decline since 2015.

—	In 2016, it was down to 7.1%, a one-year low not seen since Statistics Canada began its Labour Force Survey in 1976.

—	In July 2017, Québec’s unemployment rate hit a record monthly low of 5.8%.

Since May 2014, 201 800 jobs have been created in Québec. The government’s goal is to create 250 000 jobs over five years.

CHART E.2	CHART E.3

Share of total job creation in	Unemployment rate in Québec
Canada, 2017(1)
(per cent)	(per cent)

(1) Average for available ten months in 2017, compared to the same period in 2016.	Source: Statistics Canada.
Source: Statistics Canada.

The Québec Economic Plan
E.6	November 2017 Update

201 800 jobs created since May 2014

The labour market has been trending upward in recent years and stronger economic activity drove job creation.

Since May 2014, Québec has created 201 800 jobs. More specifically, the Québec economy added:

–	19 500 jobs from May to December 2014;

–	47 900 from January to December 2015;

–	90 800 from January to December 2016;

–	43 600 jobs from January to October 2017.

Based on posted and projected employment growth, the government commitment to create 250 000 jobs over five years is on track to be met in 2019.

Trend in employment and real GDP by Québec industry
(thousands of jobs, change in number of jobs and real GDP by industry in billions of 2007 dollars)

(1) First ten months of 2017 for employment and first seven months of 2017 for real GDP by industry. Sources: Statistics Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.7

[ ]	A strong performance by the economy will trigger further improvement in the labour market

The labour market performed well in 2016, with average creation of 36 100 jobs, an increase of 0.9% over 2015.

Exceptional job creation performance is forecast in 2017, at an average of 85 300 jobs for the full year, an increase of 2.1% over 2016.

Québec’s labour market will remain dynamic in the coming years amid continued economic growth. However, the changing labour pool presents challenges for Québec.

—	In 2018, 41 000 jobs should be created, an increase of 1.0%.

Continued job creation will drive a sharp decline in the unemployment rate.

—	After falling to a historic one-year low of 7.1% in 2016, Québec’s unemployment rate is expected to drop to 6.1% in 2017 and then to 5.9% in 2018.

—	These never-before-seen levels of unemployment in Québec could translate into a relative labour shortage in various sectors and regions.

CHART E.4	CHART E.5

Change in employment in Québec	Unemployment rate in Québec
(thousands)	(per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.8	November 2017 Update

1.3	Household consumption expenditure – a key driver of economic growth

Household consumption expenditure will remain a key driver of economic growth in Québec. After increasing by 2.7% in 2016, this expenditure is expected to accelerate to 3.4% growth in real terms in 2017 and increase a further 2.4% in 2018.

Several factors contributed to the growth in consumer spending in recent years, mainly:

—	good labour market conditions, which supported growth in households’ income and influenced their willingness to spend;

—	the tax relief granted by the Québec government[2] as well as the federal government;

—	consumer confidence, which is historically high.

These factors will continue to support consumption. Moreover, sustained wage and salary growth is expected to continue.

—	Nominal growth in wages and salaries is projected to be 3.8% in 2017 and 3.3% in 2018, following an increase of 2.6% in 2016.

CHART E.6	CHART E.7

Household consumption	Wages and salaries
expenditure in Québec
(percentage change,	(percentage change,
in real terms)	in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.
_____________________________
2	The forecast does not include the reduction in the tax burden announced in this update of the Québec Economic Plan.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.9

1.4	Change in household income in Québec

[ ]	Real disposable income of Quebecers increased more than that of Canadians

Trending in pace with economic developments in recent years, growth in employee compensation, the main component of household disposable income, was similar in Québec to that in Ontario and Canada.

—	More specifically, from 2014 to 2016, employee compensation[3] per capita in real terms rose by 2.9% in Québec, more than in Canada (+1.3%) but less than in Ontario (+3.2%).

Household disposable income4 per capita in real terms grew by 4.7% in Québec, outstripping both Canada (+3.1%) and Ontario (+4.6%) .

—

In addition to sustained growth in employee compensation, the faster pace of increase in real disposable income per capita in Québec stems primarily from a lower increase in the cost of living and from the tax relief granted by the Québec government.

CHART E. 8

Employee compensation and household disposable income per capita,
2014-2016
(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.
___________________________________________
3	Employee compensation is defined as the total earnings, in cash and in kind, paid to employees for the work they perform.

4

Household disposable income is the proportion of household income available for consumption and savings. It corresponds to the total combined income of households, including labour compensation and government transfers, less income tax and contributions.

The Québec Economic Plan
E.10	November 2017 Update

[ ]	Faster wage growth than in Canada

The strong performance by the economy has had spillover effects on job creation, wage growth and household purchasing power. According to Statistics Canada’s Labour Force Survey, the average hourly wage in Québec rose at a faster pace in the last few years.

—	Average hourly wage growth accelerated from 2.2% in 2015 to 2.8% in 2016 and 3.0% in 2017.

—	In 2016 and 2017, the average hourly wage rose faster in Québec than in Canada.

The faster wage growth in Québec than in Canada is all the more remarkable given that the cost of living increase was lower. Note that an increase in workers’ purchasing power results from changes in two indicators:

—	wage growth, which gives workers more purchasing power;

—	price inflation, measured using the consumer price index (CPI), which lowers workers’ purchasing power.

The combination of faster wage growth and lower inflation led to considerable improvement in the purchasing power of working Quebecers in recent years.

CHART E.9	CHART E.10

Average hourly wage(1)	Purchasing power of workers(1)
(percentage change, in nominal terms)	(percentage change, in real terms)

(1) Average hourly wage for all employees.	(1) Average hourly wage for all employees relative to the cost of living measured by the CPI.
(2) Average for the first nine months of 2017 compared to the same period in 2016.	(2) Average for the first nine months of 2017 compared to the same period in 2016.
Source: Statistics Canada.	Source: Statistics Canada.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.11

1.5	Recovery in non-residential business investment

In 2016, non-residential business investment in Québec returned to growth. with a 1.2% increase in real terms, the first increase after a weak period that began in 2013.

—	Whereas non-residential business investment rose in Québec in 2016, it contracted in Ontario (−7.8%), Canada (−8.8%) and the United States (−0.6%).

Non-residential business investment is expected to continue rising in Québec, with forecast growth of 2.9% in 2017 and 3.8% in 2018. The increase will be driven primarily by investments in machinery and equipment and investments in non-residential building construction.

—	Investments in machinery and equipment are projected to increase by 8.7% in 2017 and 4.7% in 2018.

—	Investments in non-residential building construction are expected to climb by 0.3% and 3.5% in 2017 and 2018, respectively.

CHART E.11	CHART E.12

Total non-residential business	Investment in machinery and
investment in Québec	equipment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.12	November 2017 Update

[ ]	The recovery in investment is on solid footing

The recovery in business investment is on solid footing and various signs indicate that it will continue in the coming years:

—	business owners’ high confidence in the Québec economy;

—	increased pressure on production capacity;

—	In the first two quarters of 2017, the industrial capacity utilization rate in Canada’s manufacturing sector averaged 83.9%, exceeding the peak seen in 2007 (82.8%).

—	sustained growth in corporate profits;

—	In 2016, the value of net operating surplus of corporations was at peak levels, enhancing companies’ capacity to finance investment projects.

Furthermore, the favourable investment outlook is reinforced by projects that are either in the start-up phase or in full swing, in particular the new Champlain Bridge and the Réseau électrique métropolitain (REM).

CHART E.13	CHART E.14

Industrial capacity utilization rate	Net operating surplus of Québec
in Canada’s manufacturing sector	corporations
(per cent)	(millions of dollars, in nominal terms)

(1) Average for the first two quarters of 2017.	Sources: Institut de la statistique du Québec and Statistics Canada.
Source: Statistics Canada.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.13

Faster economic growth and sound public finances
give investors more confidence in the Québec economy

Faster economic growth and sound public finances have boosted investor confidence in the Québec economy.

–	In October, the Canadian Federation of Independent Business’ (CFIB) Business Barometer Index, which measures small and medium-sized business (SMB) confidence, reached 67.6 points in Québec.

–	Québec is therefore the leading province in the country for the first time in 16 years.

•	By comparison, Canada’s index was 57.2 points in October.

•	According to CFIB, one normally sees an index level of between 65 and 70 when the economy is growing at its potential.

–	In 2017, Québec business owners are the nation’s most optimistic, with an average index of 67.6 points for the first ten months of the year.

•	For the same period, the confidence index was 61.6 points for Ontario and 65.1 points for British Columbia.

•	The confidence index for SMBs in Canada as a whole averaged 61.2 points over the same period.

In addition, the strong performance of the public finances has been recognized by credit rating agencies, which confirms investors’ positive image of Québec.

–	The rating agency Standard & Poor’s upgraded Québec’s credit rating this year, while Fitch upgraded Québec’s credit rating outlook last year.

Business Barometer Index for SMBs
(points)

Source: Canadian Federation of Independent Business.

The Québec Economic Plan
E.14	November 2017 Update

[ ]	Government investments remain high

Public administrations in Québec, in particular the Québec government, municipalities and the federal government, will maintain a high level of investment over the coming years.

—	In 2016, the annual value of investments by all levels of government reached $16.2 billion.

—	The value is expected to rise to $16.5 billion in 2017 and $17.2 billion in 2018.

Government investments are an important economic engine and ensure better-quality public infrastructure for the benefit of citizens and businesses alike.

In particular, the Québec government will maintain a high level of investment under the Québec Infrastructure Plan (QIP), at more than $90 billion over the ten-year period from 2018-2019 to 2027-2028.

—	More specifically, over the next three years, capital investments under the QIP will total approximately $10 billion a year.

—

In 2017-2018, investments under the QIP alone account for roughly 60% of total public investment in Québec and for nearly 2.3% of Québec’s GDP. Planned federal government spending on infrastructure over the same period equals 0.7% of Canada’s GDP.

CHART E.15

Government investments in Québec
(billions of dollars, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.15	November 2017 Update

1.6	Robust activity in the residential sector

Favourable economic conditions and job creation will continue to support Québec’s robust residential sector. After rising by 3.0% in 2016, residential investment is projected to grow by another 2.1% in 2017.

—	More specifically, new housing construction will continue to expand in 2017, with housing starts expected to stand at 42 500 units.

—	The sharp increase in housing starts in 2017 reflects the heightened purchasing power of Québec households stemming from the favourable economic conditions.

—	In 2018, 39 700 new housing units are expected to be built, a number more in line with demographic determinants.

In addition, the gradual increase in borrowing costs as a result of the anticipated interest rate hikes by the Bank of Canada is expected to temper activity in the Québec and Canadian residential sectors in 2018.

CHART E.16	CHART E.17

Residential investment in Québec	Housing starts in Québec
(billions of 2007 dollars, in real terms)	(thousands of units)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economic Plan
E.16	November 2017 Update

1.7	Continued growth in exports

Québec exports are expected to grow by 1.1% in 2017 and 2.5% in 2018, driven primarily by:

—	economic growth in the United States, which is expected to accelerate to 2.1% in 2017 and 2.2% in 2018, after 1.5% growth in 2016;

—	the Canadian economy, which is also expected to strengthen after seeing two weak years;

—	provisional application of the Canada-European Union Comprehensive Economic and Trade Agreement (CETA), which provides new opportunities for Québec exporters;

—	the Canadian dollar exchange rate, which remains favourable to Québec export competitiveness on international markets.

However, the current talks to renew the North American Free Trade Agreement (NAFTA), as well as the rising protectionism in the United States and other parts of the world, create uncertainty about trade developments in the medium term.

CHART E.18

Québec’s total exports
(billions of 2007 dollars, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.17

[ ]	Strong economic performance is driving an upturn in imports

After increasing by 3.1% in real terms in 2016, Québec’s imports are projected to grow by 3.5% in 2017 and 1.9% in 2018. Growth will be spurred by robust domestic demand, in particular:

—	an increase in household consumption, which is expected to rise by 3.4% in 2017 and 2.4% in 2018 in real terms;

—	non-residential business investment, which is expected to increase by 2.9% in 2017 and 3.8% in 2018 in real terms.

CHART E.19

Québec exports and imports
(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.18	November 2017 Update

1.8	Growth in nominal GDP accelerates as the economy grows

Following moderate growth of 2.7% in 2016, nominal GDP is projected to expand by 3.7% in 2017.

—	The increase will be fuelled primarily by an acceleration in real economic activity (+2.6%), while price changes in the economy as a whole, measured by the GDP deflator, will remain moderate (+1.1%).

In 2018, nominal GDP growth in Québec is expected to be 3.4% ..

—	The expansion will stem from 1.8% growth in real GDP coupled with a more substantial increase of 1.6% in the GDP deflator.

TABLE E.2

Economic growth in Québec
(percentage change and percentage point adjustment)

	2015	2016	2017	2018
Real GDP

November 2017	1.0	1.4	2.6	1.8

Revision from March 2017			+0.9	+0.2

Prices – GDP deflator

November 2017	1.4	1.2	1.1	1.6

Revision from March 2017			−0.4	−0.1

Nominal GDP

November 2017	2.4	2.7	3.7	3.4

Revision from March 2017			+0.4	+0.1
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.19

[ ]	Gradual upswing in consumer price growth

Like several advanced economies, Québec is experiencing a period of low inflation.

—	In recent years, falling energy prices have slowed consumer price growth in several countries.

As pressure on production capacity rises and the impact of lower energy prices attenuates, total consumer price index (CPI) growth in Québec is expected to firm up, to 1.0% in 2017 and 1.6% in 2018.

—	However, the acceleration in prices will be moderate. In 2018, for the sixth year in a row, total CPI growth in Québec will remain below the Bank of Canada’s target inflation rate of 2.0%.

CHART E.20

Total consumer price index in Québec
(percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.20	November 2017 Update

Québec households benefit from
a modest cost-of-living increase

The cost of living is rising more slowly in Québec than elsewhere in Canada

Since 2013, the increase in the consumer price index (CPI), a measure of the cost of living, has been slower in Québec than in Canada and Ontario.

–	More specifically, in 2016 the CPI rose by 0.7% in Québec versus 1.4% in Canada and 1.8% in Ontario.

–	It will be the same situation in 2017. For the first nine months of 2017, the CPI in Québec was up by 0.9% over the same period in 2016, compared to increases of 1.5% in Canada and 1.7% in Ontario.

Québec households win under the moderate increase in consumer prices

Usually, prices are weak when an economy is struggling.

–	In such a context, households find themselves in a weaker financial position and businesses find themselves forced to lower their prices in order to sell their products.

However, the currently low rate of inflation in Québec, and to a lesser extent in Canada, is taking place in a context of strong economic growth.

–	The situation is partly attributable to the lower cost of fuel. However, the persistently low prices suggest that structural phenomena, such as increased global competition and advances in technology, are also at play.

The big winners are Québec households. First, they are seeing their income steadily go up thanks to a strong economy and, second, their purchasing power benefits from the slower growth in the cost of living.

Change in total consumer price index
(percentage change)

(1) Average for months available in 2017, compared to the same period in 2016.
Source: Statistics Canada.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.21

1.9	Comparison with private sector forecasts

The Ministère des Finances du Québec’s economic growth outlook for 2017 and 2018 is comparable to the average private sector forecast.

—	For 2017, the real GDP growth forecast is 2.6%, which is slightly below the average private sector forecast of 2.7%.

—	In 2018, real GDP is expected to expand by 1.8%, a slightly weaker growth rate than the average private sector forecast of 2.0%.

The forecasts made by the Ministère des Finances du Québec fall within the range of private sector forecasts, which runs from 2.3% to 3.0% for 2017 and from 1.7% to 2.3% for 2018.

CHART E.21	CHART E.22

Economic growth	Economic growth
in Québec, 2017	in Québec, 2018
(real GDP, percentage change)	(real GDP, percentage change)

Source: Ministère des Finances du Québec summary as of October 17, 2017, which includes the forecasts of 11 private sector institutions.	Source: Ministère des Finances du Québec summary as of October 17, 2017, which includes the forecasts of 11 private sector institutions.

The Québec Economic Plan
E.22	November 2017 Update

TABLE E.3

Economic outlook for Québec
(percentage change, unless otherwise indicated)

	2016	2017	2018
Output
Real gross domestic product	1.4	2.6	1.8
– March 2017	1.7	1.7	1.6
Nominal gross domestic product	2.7	3.7	3.4
– March 2017	3.0	3.3	3.3
Components of GDP (in real terms)
Household consumption	2.7	3.4	2.4
– March 2017	2.4	2.2	1.7
Government spending and investment	1.7	1.4	1.3
– March 2017	1.2	0.6	0.9
Residential investment	3.0	2.1	0.0
– March 2017	3.8	−0.7	−1.9
Non-residential business investment	1.2	2.9	3.8
– March 2017	−2.3	2.1	3.1
Exports	1.7	1.1	2.5
– March 2017	0.2	2.2	2.2
Imports	3.1	3.5	1.9
– March 2017	−1.5	2.0	1.8
Labour market
Job creation (thousands)	36.1	85.3	41.0
– March 2017	36.1	40.0	30.0
Unemployment rate (%)	7.1	6.1	5.9
– March 2017	7.1	6.6	6.4
Other economic indicators (in nominal terms)
Household consumption (excluding food and rent)	3.4	4.6	3.7
– March 2017	3.2	3.7	3.1
Wages and salaries	2.6	3.8	3.3
– March 2017	3.6	3.4	3.2
Household income	3.2	3.4	3.2
– March 2017	3.6	3.5	3.3
Net operating surplus of corporations	3.7	5.3	5.2
– March 2017	3.1	5.2	5.2
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.23

1.10	Five-year economic outlook for 2017-2021

The Ministère des Finances du Québec’s five-year forecasts are similar to the average private sector forecasts for real GDP growth, price increases and nominal GDP growth.

—	For real GDP, the Ministère des Finances du Québec forecasts an average growth rate of 1.7% from 2017 to 2021, compared to 1.8% growth forecast by the private sector.

—	For nominal GDP, the Ministère des Finances du Québec forecasts an average growth rate of 3.3% from 2017 to 2021, which is slightly below the 3.5% average growth forecast by the private sector.

TABLE E.4

Québec economic outlook – Comparison with the private sector
(percentage change)

							Average
	2016	2017	2018	2019	2020	2021	2017-2021
Real GDP
Ministère des Finances du Québec	1.4	2.6	1.8	1.5	1.4	1.2	1.7
Private sector average	—	2.7	2.0	1.6	1.4	1.3	1.8
Prices – GDP deflator
Ministère des Finances du Québec	1.2	1.1	1.6	1.7	1.7	1.7	1.6
Private sector average	—	1.6	1.7	1.8	1.8	1.8	1.8
Nominal GDP
Ministère des Finances du Québec	2.7	3.7	3.4	3.3	3.1	2.9	3.3
Private sector average	—	4.3	3.7	3.4	3.2	3.1	3.5

Note: Averages may not add due to rounding.
Source: Ministère des Finances du Québec summary as of October 17, 2017, which includes the forecasts of 11 private sector institutions.

The Québec Economic Plan
E.24	November 2017 Update

[ ]	Productivity and employment gains will drive growth in the coming years

Economic growth in Québec is expected to be 2.6% in 2017 and 1.8% in 2018. Real GDP is forecast to grow at an average annual rate of 1.4% from 2019 to 2021.

The key factors of economic growth, measured by the increase in real GDP, are as follows:

—	demographic trends, indicated by changes in the population aged 15-64, which constitutes the main pool of potential workers;

—	employment growth, reflected in a higher employment rate, that is, the total number of workers in relation to the population aged 15-64;

—	productivity growth, that is, the increase in output per job.

From 1982 to 2010, the increase in GDP was based more or less equally on the three factors listed above. However, demographics stopped contributing to real GDP growth a few years ago.

—	To maintain its economic growth, Québec must rely more heavily on ensuring labour force participation by all available workers, attracting skilled labour and improving worker productivity.

TABLE E.5

Contribution of economic growth factors
(average annual percentage change and contribution in percentage points)
	Historical			Forecast
	1982-	2011-				2019-
	2010	2015	2016	2017	2018	2021
Real GDP (percentage change)	2.0	1.4	1.4	2.6	1.8	1.4
Growth factors (contribution):
Potential labour pool(1)	0.6	0.2	−0.1	−0.1	−0.1	−0.2
Employment rate(2)	0.6	0.6	1.0	2.2	1.1	0.8
Productivity(3)	0.8	0.6	0.5	0.5	0.8	0.8

Note: Totals may not add due to rounding.
(1) Population aged 15-64.
(2) Total number of workers in relation to the population aged 15-64.
(3) Real GDP per worker.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.25

Québec’s labour market has caught up with Canada’s,
but improvement remains possible

Efficient resource use in the main labour pool

Thanks to Québec’s dynamic labour market, the gaps with the rest of Canada, especially in the unemployment rate, have narrowed considerably and even been closed over the past few years. At the same time, Québec has made significant gains in the employment rate for the main labour pool, that is, the population aged 15-64.

–	In 1998, the employment rate for people between the ages of 15 and 64, that is, the proportion of individuals in this age group who were employed, was 64.7% in Québec, compared to 68.9% in Canada.

–	Since 2015, the employment rate for 15-64 year-olds in Québec has outstripped the same rate for Canada. In 2016, the employment rate for 15-64 year-olds in Québec was 73.3% versus 72.6% in Canada.

The increase in the employment rate for the Québec population between the ages of 15 and 64 reflects better use of the available labour pool and shows that Québec’s labour market is adjusting to demographic changes.

More gains are possible, especially for experienced workers

Major strides can still be made for experienced workers in Québec. Despite the higher employment rate of 15-64 year-olds, gaps remain among experienced workers. For example, in 2016 the employment rate of the population:

–	aged 55-59 was 69.0% in Québec, compared to 70.9% in Canada;

–	aged 60-64 was 44.9% in Québec, compared to 51.0% in Canada;

–	aged 65-69 was 18.6% in Québec, compared to 24.9% in Canada.

Change in employment rate among	Employment rate for selected age
15-64 year-olds in Québec and	groups in Québec and Canada, 2016
Canada
(per cent)	(per cent)

Source: Statistics Canada.	Source: Statistics Canada.

The Québec Economic Plan
E.26	November 2017 Update

Québec’s net interprovincial migration

In 2016, Québec had a positive migration balance of 56 466 people, reflecting a very high net international migration (+67 225 people) and a negative net interprovincial migration1 (−10 759 people).

Interprovincial mobility in Québec: negative net migration

Québec has posted annual negative net interprovincial migration since 1971. From 1971 to 2016, net migration averaged −13 170 people per year (roughly 0.2% of the population).

–	Québec’s cumulative total of annual net interprovincial migration reflects a significant population loss.

–	For the entire period of 1971-2016, Québec lost 605 830 people, or the equivalent of 7.2% of its current population.

The negative net interprovincial migration is a loss for the economy, as Québec needs all of its workers in order to respond to a dynamic labour market.

The Québec labour market has improved significantly over the past few years. The strong performance by the economy resulted in sustained job creation, which reduced the unemployment rate, virtually closing the gap with Canada.

–	From 2006 to 2016, the unemployment rate fell from 8.1% to 7.1% in Québec, whereas it rose from 6.3% to 7.0% in Canada.

Québec’s annual net interprovincial	Cumulative total of net interprovincial
migration	migration, 1971 to 2016
(thousands of people)	(thousands of people)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

1

Interprovincial migration represents movements from one province or territory to another, involving a change in usual place of residence. Net interprovincial migration is the difference between the number of in-migrants and the number of out-migrants.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.27

Québec’s net interprovincial migration (cont.)

Strong labour market performance should lead to an improvement in Québec’s net interprovincial migration

Several studies show that a province’s net migration is correlated to the difference between the unemployment rate in that province and the rate in the other Canadian provinces.2

–	Indeed, a province with a low unemployment rate attracts workers from other provinces who are looking for job opportunities.

–	This was seen in Alberta, which attracted a high number of workers from the other provinces during the oil boom.

The Ministère des Finances du Québec projects that the lower unemployment rate and the continued strong performance of Québec’s labour market will lead to an improvement in Québec’s net interprovincial migration.3

–	From 2016 to 2020, all other things being equal, Québec’s net interprovincial migration rate is expected to improve by 30% due to the anticipated decline in unemployment. In 2020, Québec will see a net outflow of 3 200 fewer people to other provinces in Canada.

–	Québec is expected to have a positive net migration rate by 2030.

Québec’s net interprovincial migration	Québec’s net interprovincial
and the unemployment gap between	migration, 1976 to 2040
Québec and the rest of Canada
(net migration in thousands of people and
percentage point spread)	(thousands of people)

Sources: Statistics Canada and Ministè:re des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

2	See, among others, the empirical studies by Lucas (1988), Finnie (2004) and Coulombe (2005).
3

Based on calculations performed by the Ministère des Finances du Québec, the correlation coefficient between Québec’s net interprovincial migration and the unemployment gap with the rest of Canada is roughly 0.6 for the period 1976–2016.

The Québec Economic Plan
E.28	November 2017 Update

2.	THE SITUATION OF QUÉBEC’S MAIN ECONOMIC PARTNERS

[ ]	Québec’s economic activity is influenced by the situation of its main trading partners

The Québec economy is open to the world. In 2016, total exports accounted for nearly 46% of Québec’s nominal GDP. Although Québec has diversified its trade in recent years, Canada and the United States remain its main trading partners.

Economic activity in Québec is influenced by the situation of its main trading partners, in particular through exports. In 2017 and 2018:

—	Canada’s economy will firm up after two weak years, driven by robust growth in household spending. Furthermore, the stabilization of oil prices will spur energy investment.

—	Real GDP growth in the United States is forecast to be 2.1% in 2017 and 2.2% in 2018, after 1.5% growth in 2016. The acceleration will be supported by household consumption and business investment.

—

Exports to the rest of the world will get a boost from strengthening global economic activity and greater synchronization of growth between countries and regions. Furthermore, provisional application of the Canada-European Union Comprehensive Economic and Trade Agreement (CETA) provides new business opportunities for Québec exporters.

CHART E.23

Share of exports in Québec’s GDP by destination
(percentage of nominal GDP, 2016)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.29

2.1	The economic situation in Canada

[ ]	A strong rebound in the Canadian economy in 2017

The Canadian economy has adjusted to lower energy prices after two years of experiencing the effects of a slowdown in the oil-producing provinces.

As a result, after growing by 1.0% in 2015 and 1.4% in 2016, Canada’s economy is expected to expand by 3.1% in 2017. The acceleration will be seen across most of the country’s provinces and regions.

—	Economic activity will remain strong, especially in Québec, Ontario and British Columbia, provinces that have become the main hubs of economic growth in Canada.

—	In addition, stabilization of oil prices will drive an upswing in economic activity in oil-producing provinces.

Following the upswing in 2017, Canada’s economy will return close to its potential growth rate in 2018, with an expected 2.1% increase in real GDP.

CHART E.24

Economic growth in Canada
(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.30	November 2017 Update

The following table presents the main elements of Canada’s economic outlook. Economic activity in Canada will be supported by, in particular:

—	household consumption expenditure, fuelled by robust job creation;
—	the upturn in non-residential business investment, including in the energy sector;
—	strengthening of the U.S. economy, which will drive export growth;
—	federal and provincial government fiscal and budgetary measures.

TABLE E.6

Economic outlook for Canada
(percentage change, unless otherwise indicated)
	2016	2017	2018
Output
Real gross domestic product	1.4	3.1	2.1
Components of GDP (in real terms)
Household consumption	2.4	3.7	2.6
Government spending and investment	2.7	1.5	1.8
Residential investment	3.3	2.5	−3.9
Non-residential business investment	−8.8	2.2	5.4
Exports	1.0	2.2	2.4
Imports	−1.0	3.2	2.4
Labour market
Job creation (thousands)	133.3	326.6	214.7
Unemployment rate (%)	7.0	6.4	6.1
Other economic indicators
Housing starts (thousands of units)	197.9	214.2	191.8
Consumer price index	1.4	1.5	1.8

Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.31

Economic growth more equally distributed across the provinces

The Canadian economy has adjusted to lower oil prices, after being slowed down by oil-producing provinces in the last two years. Since the beginning of 2017, the country has seen a sharp upswing in economic activity.

Furthermore, the recent economic expansion has been more equally distributed across the provinces.

–	Economic activity remains strong in non-oil-producing provinces, particularly Québec, Ontario and British Columbia.

–	In addition, with the stabilization of oil prices, activity is picking up in oil-producing provinces following a two-year recession.

Most of the latest indicators confirm these trends. Since the beginning of 2017:

–	retail sales in nominal terms have continued their strong upward trend in non-oil- producing provinces (+6.9%), while rebounding in producing provinces (+6.8%) following a two-year decline;

–	job creation has continued in non-oil-producing provinces, while renewed hiring can be seen in producing provinces;

–	housing starts are up by 8.9% in provinces that do not produce oil, after increasing by 10.4% in 2016. They have climbed by 15.9% in oil-producing provinces, after falling by 13.4% in 2015 and 30.4% in 2016.

Retail sales in various	Housing starts in various
regions of Canada	regions of Canada
(percentage change, in nominal terms)	(percentage change)

Note: The oil-producing provinces are Alberta, Saskatchewan and Newfoundland and Labrador.	Note: The oil-producing provinces are Alberta, Saskatchewan and Newfoundland and Labrador.
(1) Cumulative growth for available months in 2017 compared to the same period in 2016.	(1) Cumulative growth for available months in 2017 compared to the same period in 2016.
Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economic Plan
E.32	November 2017 Update

[ ]	Household consumption, a growth engine

Household consumption expenditure will be the main driver of economic growth in Canada. After growing by 2.4% in real terms in 2016, it is expected to jump by 3.7% in 2017 and then increase by 2.6% in 2018.

—	Growth in household consumption expenditure will likely be fuelled by job creation. Canada is expected to gain 326 600 jobs in 2017 (+1.8%) and 214 700 in 2018 (+1.2%).

[ ]	Anticipated slowdown in the residential sector

Activity in Canada’s residential sector was supported by strong job creation and an upswing in housing activity in provinces tied to oil production. Despite measures introduced by the federal and some provincial governments to curb speculation in the Vancouver and Toronto housing markets, the Canadian real estate sector remained dynamic in 2017.

—	The number of housing starts is projected to increase by 8.2% in 2017, to 214 200 housing units.

A high level of housing starts will still be seen in 2018, at over 191 000 units.

—	Slower job creation, higher mortgage rates and the restrictive measures announced by the federal government and some provincial governments will likely moderate housing activity in Canada in 2018.

CHART E.25	CHART E.26

Household consumption	Housing starts in Canada
expenditure in Canada
(percentage change, in real terms)	(thousands of units)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.33

[ ]	Upturn in business investment following a two-year downturn

After falling sharply two years in a row, non-residential business investment will pick up in Canada, growing in real terms by 2.2% in 2017 and 5.4% in 2018.

—	Growth in non-residential investment will be fuelled by household consumption and stronger foreign demand, which put pressure on production capacity.

—	Furthermore, the stabilization of oil prices will spur an upturn in energy investment. However, the level of investment in the energy sector will remain below the pre-2015 level.

[ ]	Faster growth in exports

Following a modest growth of 1.0% in 2016, Canadian exports are projected to grow in real terms by 2.2% in 2017 and 2.4% in 2018.

—	The recovery in economic growth in the United States and the favourable Canadian dollar exchange rate should boost Canadian exports.

—	However, the current negotiations to renew the North American Free Trade Agreement (NAFTA), as well as the softwood lumber negotiations, are creating uncertainty among Canadian exporters.

CHART E.27	CHART E.28

Non-residential business	Canadian exports
investment in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.34	November 2017 Update

2.2	The economic situation in the United States

[ ]	Faster economic growth

After standing at 1.5% in 2016, economic growth is expected to accelerate in the United States to 2.1% in 2017 and 2.2% in 2018. This is a downward adjustment of 0.1 percentage point in 2017 and 2018 from the forecast in the March 2017 Québec Economic Plan.

U.S. economic growth will be supported primarily by the major components of domestic demand. More specifically, in 2017 and 2018, the U.S. economy will benefit from:

—	sustained growth of household consumption expenditure. U.S. households will see their income go up as a result of continued job creation and wage growth;

—	a contribution from business investment owing to the high business confidence and the recovery in energy investment;

—	continued expansion of residential investment, as favourable economic and demographic factors continue to support demand in the residential sector.

In addition, U.S. exports will return to growth in 2017 and 2018, benefiting from the good global economic situation.

However, economic growth will be curbed by a sharp increase in imports driven by domestic demand, as well as continued monetary tightening by the U.S. Federal Reserve.

CHART E.29

Economic growth in the United States
(real GDP, percentage change)

Sources: IHS Markit and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.35

The following table presents the main elements of the U.S. economic outlook.

TABLE E.7

Economic outlook for the United States
(percentage change, unless otherwise indicated)
	2016	2017	2018
Output
Real gross domestic product	1.5	2.1	2.2
Components of GDP (in real terms)
Household consumption	2.7	2.7	2.5
Business investment	−0.6	4.4	3.7
Residential investment	5.5	2.3	2.9
Exports	−0.3	3.3	3.3
Imports	1.3	3.8	4.3
Labour market
Job creation (millions)	2.5	2.1	1.8
Unemployment rate (%)	4.9	4.4	4.2
Average hourly wage – private sector	2.1	2.4	2.7
Other economic indicators
Housing starts (millions of units)	1.2	1.3	1.4
Consumer price index	1.3	2.0	2.0

Sources: IHS Markit and Ministère des Finances du Québec.

The Québec Economic Plan
E.36	November 2017 Update

[ ]	Consumer spending buoyed by job creation and heightened household confidence

Following 2.7% growth in 2016, household consumption expenditure is projected to rise by 2.7% in 2017 and 2.5% in 2018, spurred by:

—	greater household wealth owing, in particular, to further job creation and faster wage growth;

—	the high level of confidence, leading U.S. consumers to spend more.

[ ]	Housing prices at peak levels

The U.S. residential sector continues to see growth. After increasing by 5.5% in 2016, residential investment is projected to grow by 2.3% in 2017 and 2.9% in 2018.

—	Investments in the real estate sector will be fuelled by the steady rise in home prices, which have reached peak levels since the beginning of 2017, surpassing the pre-recession levels.

—	In addition, spending in the residential sector should rise in the coming quarters with the rebuilding efforts in Texas and Florida in the wake of Hurricanes Harvey and Irma.

CHART E.30	CHART E.31

Household wealth(1) and consumer	S&P Case-Shiller
confidence index	Home Price Index
(annual percentage change for wealth
and index, 1985 = 100 for confidence)	(index, 2000 = 100)

(1) Net value of financial and non-financial assets, including those of non-profit organizations.	Source: IHS Markit.
Sources: IHS Markit, U.S. Federal Reserve and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.37

[ ]	Business investment returns to growth

Following a 0.6% contraction in 2016, U.S. business investment is expected to return to growth and increase by 4.4% in 2017 and 3.7% in 2018. The growth will be driven primarily by:

—	heightened business confidence;

—	a recovery in energy investment spurred by gradually rising oil prices. The recovery was already observed in the first half of 2017, when investment in energy structures surged by 136%.

In addition, a number of favourable conditions should support growth in business investment by U.S. exporters, who will benefit from the combined effect of:

—	global growth that is more synchronized and robust among the economies of several of the United States’ major trading partners, such as Canada, Japan and the euro area;

—	a weaker U.S. dollar, which makes U.S. exports more competitive on international markets.

CHART E.32	CHART E.33

Business investment in	Investment in energy
the United States	structures
(percentage change, in real terms,
(percentage change, in real terms)	semi-annual data)

Sources: IHS Markit and Ministère des Finances du Québec.	Sources: IHS Markit and Ministère des Finances du Québec.

The Québec Economic Plan
E.38	November 2017 Update

U.S. Government’s tax reform plan

A plan to provide tax relief to individuals and businesses

The U.S. Federal Government unveiled a tax reform bill designed to ease the tax burden on individuals and businesses and simplify the tax system.

This bill lays out a framework for the tax reform the government hopes to adopt. It proposes, among other things, to:

–	consolidate the seven existing personal income tax brackets to only four: 12%, 25%, 35% and 39.6%. The existing tax brackets range from 10% to 39.6%;

–	reduce the corporate tax rate from 35% to 20%, which is below the average of the industrialized world;

–

exempt future foreign profits of American companies to encourage their repatriation to the United States. Accumulated foreign earnings that are repatriated to the United States would be taxed at a rate of 12%.

The reduction in tax rates would be partially financed by the elimination of certain tax credits.

Impacts of the U.S. tax reform

It is too early to say what impacts the reform could have on the U.S. economy. The tax reform proposed by the federal government is more of a framework for negotiating with Congress to determine what tax changes will actually be enacted.

–	However, if adopted, the tax reform could potentially boost economic growth in the United States in the years ahead.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.39

3.	THE GLOBAL ECONOMIC SITUATION

3.1	More synchronized global growth

Global economic growth is expected to stand at 3.4% in both 2017 and 2018, up from 3.2% in 2016. The stronger growth is the result of improved economic conditions in most countries and regions in the world.

—	Advanced economies should grow at a faster pace than in 2016, fuelled by stronger domestic demand in particular.

—	The United States will see robust economic expansion based on household consumption, business investment and the real estate sector.

—	Japan’s economy is expected to accelerate slightly thanks to the stimulus measures introduced by the government.

—	In Europe, where the majority of countries have gotten their public finances in order, the economy is rebounding and is expected to continue expanding.

—	Emerging economies should see growth supported by sustained demand from advanced economies and the upturn in commodity prices.

—	China and India will continue to enjoy high economic growth rates.

—	Brazil and Russia will see renewed growth after suffering the impact, in 2015 and 2016, of the decline in commodity prices.

CHART E.34

Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, IHS Markit, Datastream, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.41

In addition, with an aging population putting pressure on several countries and regions in the world, the global economy will grow near potential in the coming years.

The following table shows the detailed global economic outlook by principal countries and regions.

TABLE E.8

Global economic growth outlook
(real GDP, percentage change)
	Weight(1)	2016	2017	2018
World(2)	100.0	3.2	3.4	3.4
– March 2017		3.1	3.3	3.4
Advanced economies(2)	42.5	1.7	2.1	1.8
– March 2017		1.7	1.8	1.8
Canada	1.4	1.4	3.1	2.1
– March 2017		1.4	1.9	2.0
United States	15.7	1.5	2.1	2.2
– March 2017		1.6	2.2	2.3
Euro area	11.9	1.8	2.0	1.5
– March 2017		1.7	1.3	1.3
United Kingdom	2.3	1.8	1.5	1.2
– March 2017		1.8	1.0	1.6
Japan	4.4	1.0	1.6	1.1
– March 2017		1.0	0.9	1.0
Emerging and developing economies(2)	57.5	4.3	4.4	4.6
– March 2017		4.1	4.3	4.6
China	17.1	6.7	6.6	6.2
– March 2017		6.7	6.3	6.0
India(3)	7.0	7.1	7.0	7.3
– March 2017		7.1	7.3	7.4

(1) Weight in global GDP in 2015.
(2) Data based on purchasing power parity.
(3) For the fiscal year (April 1 to March 31).

Sources: International Monetary Fund, IHS Markit, Datastream, Eurostat, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
E.42	November 2017 Update

[ ]	Recovery in world trade…

Following a year-over-year change of just 0.6% in the first quarter of 2016, world trade in goods firmed up in early 2017.

—	World trade in goods grew by 4.3% in the second quarter of 2017, the biggest growth seen since the third quarter of 2011.

—	Economic expansion across most countries, particularly China, the euro area and the United States, spurred trade in goods in various parts of the world in the first half of 2017.

[ ]	…and world industrial production

World industrial production was up 3.7% year over year in the second quarter of 2017, again the biggest growth seen since the third quarter of 2011.

—	Japan, the United States, the euro area and some emerging economies, in particular, saw sharp increases in their industrial production.

Economic activity benefited from strong world trade as well as the upturn in business investment in member countries of the Organisation for Economic Cooperation and Development (OECD), which expanded by 3.6% in the second quarter of 2017.

Several indicators, including the global Purchasing Managers Index, point to continued economic growth in the coming quarters. However, there are downside risks to this trend with monetary tightening expected in several economies.

CHART E.35	CHART E.36

World trade in goods	World industrial production
(percentage change, in real terms)	(percentage change, in real terms)

Note: Year-over-year change, quarterly data.	Note: Year-over-year change, quarterly data.
Sources: CPB Netherlands Bureau for Economic Policy Analysis and Ministère des Finances du Québec.	Sources: CPB Netherlands Bureau for Economic Policy Analysis and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.43

[ ]	Continued growth of advanced economies

The growth rate of advanced economies is expected to accelerate from 1.7% in 2016 to 2.1% in 2017 and stand at 1.8% in 2018.

—	The United States will see robust growth. A strong labour market and heightened household and business confidence will support domestic demand.

—	In the euro area, where most countries have gotten their public finances in order, the economy is picking up after years of debt crisis.

—	Japan’s economy should benefit from, in particular, the recovery plans introduced by authorities and stronger demand from Asian countries.

[ ]	Improved outlook for emerging economies

Growth of emerging economies is projected to accelerate from 4.3% in 2016 to 4.4% in 2017 and 4.6% in 2018, driven by:

—	the economic turnaround in several commodity-exporting countries, in particular Russia and Brazil. Both of these countries are expected to see renewed growth in 2017 after emerging from a period of recession;

—	continued economic expansion in China, whose authorities continue to support the economy, and in India, where economic growth will especially benefit from wage growth and the authorities’ structural reforms.

CHART E.37	CHART E.38

Advanced economies	Emerging economies
(real GDP growth in per cent and	(real GDP growth in per cent and
contribution in percentage points)	contribution in percentage points)

Note: Figures at the top indicate real GDP growth in purchasing power parity.	Note: Figures at the top indicate real GDP growth in purchasing power parity.
Sources: International Monetary Fund, IHS Markit and Ministère des Finances du Québec.	Sources: International Monetary Fund, IHS Markit and Ministère des Finances du Québec.

The Québec Economic Plan
E.44	November 2017 Update

Europe reaps the benefits of fiscal consolidation

An increase in deficits led to higher borrowing costs

The budgetary situation in the euro area deteriorated considerably following the financial crisis in 2008-2009.

–	In 2009, fiscal deficits in the European Monetary Union reached 6.3% of GDP, including 9.8% in Portugal, 11.0% in Spain and 13.8% in Ireland.

An erosion of investor confidence followed, resulting in a sharp increase in borrowing costs of governments in countries whose budgetary situation had deteriorated the most.

Efforts to restore public finances…

A number of euro area countries made substantial fiscal consolidation efforts to reduce their deficits and restore public finances.

–	The magnitude of the fiscal consolidation measures was substantial in struggling countries such as Portugal (10.6 percentage points1 ) and Ireland (7.3), which benefited from bailout plans, as well as Spain (7.4).

…contributed to lower financing costs

Since 2014, the fiscal consolidation efforts made by these countries have contributed to a sharp decrease in governments’ borrowing costs, greater fiscal flexibility and lower interest rates for households and businesses.

–	Furthermore, credit rating agencies recently raised the sovereign rating of several previously struggling countries, including Portugal and Ireland.

Budgetary balance in the euro area	10-year sovereign bond yields
(percentage of GDP)	(per cent)

Source: International Monetary Fund.	Source: European Central Bank.

1	The magnitude of the fiscal consolidation measures from 2011 to 2013 is measured by the change in deficit, not including interest, adjusted for cyclical changes, as a percentage of potential GDP.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.45

Europe reaps the benefits of fiscal consolidation (cont.)

Return to economic growth

A few years after the deficit reduction measures were implemented, the economic situation of euro area countries has vastly improved.

–	Economic growth in the euro area averaged 1.9% annually from 2015 to 2016, compared to 0.2% growth from 2011 to 2013. Countries that had been hard hit, in particular Spain, Portugal and Italy, have returned to growth.

–	At the same time, the unemployment rate in the euro area fell from its peak level in April 2013 (12.1%), while both consumer and business confidence have improved considerably.

Greater fiscal flexibility to support investment and growth

According to the International Monetary Fund (IMF), getting public finances under control gives governments a greater fiscal buffer to fund future expansionary policies.2

A number of euro area countries, including Italy, Ireland and Portugal, recently announced the adoption of fiscal measures to stimulate growth.

–	The main measures introduce tax incentives, such as reductions in social contributions and tax on corporate profits, to encourage businesses to invest and hire young workers.

Real gross domestic product	Unemployment rate
(average annual percentage change)	(per cent)

Sources: Eurostat and Ministère des Finances du Québec.	Source: Eurostat.

2	International Monetary Fund, “A Greater Role for Fiscal Policy” (Chapter1), Fiscal Monitor, April 2017, p. 2.

The Québec Economic Plan
E.46	November 2017 Update

4.	DEVELOPMENTS IN FINANCIAL MARKETS

[ ]	Improvement in the global economy is reflected in financial markets

The strengthening of the global economy since the start of 2017, while expansion was broadly based across various parts of the world, influenced developments in financial markets. More specifically:

—	stock markets, particularly in the United States, have continued to climb. The S&P 500 index reached a new high in early November;

—	both the Federal Reserve (Fed) and the Bank of Canada (BoC) adopted measures to gradually tighten monetary policy;

—	despite the Fed’s two interest rate hikes since the beginning of the year, U.S. bond yields have remained relatively low, while inflation expectations have fallen in the United States.

Canadian bond yields, for their part, have risen since June, driven by the two key interest rate hikes by the BoC in July and September.

Both the Canadian dollar and the euro have appreciated in the last few months, driven by the stronger economies in Canada and the euro area.

—	Meanwhile, the U.S. dollar depreciated against the major currencies.

CHART E.39	CHART E.40

Yield on 10-year federal bonds	Change in selected currencies
against the U.S. dollar
(per cent)	(index, January 2, 2017 = 100)

Sources: Statistics Canada and Bloomberg.	Sources: Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.47

[ ]	Federal Reserve to continue its monetary tightening

The U.S. Federal Reserve has raised its benchmark interest rate twice since the start of the year to a range of 1% to 1.25% . In October 2017, it also began reducing the size of its balance sheet.

Despite strong economic and employment performance, inflation has remained relatively low in the United States since the beginning of the year. However, inflationary pressures are expected to intensify in the coming quarters with faster wage growth due to tighter labour market conditions.

—	These developments will likely spur the Federal Reserve to raise its benchmark interest rate one more time in 2017 and three times in 2018.

[ ]	Bank of Canada has initiated a tightening cycle

The Bank of Canada (BoC) raised its key interest rate in July and September in response to Canada’s significantly stronger economy, increasing it to 1%, the level it was at before oil prices dropped.

—

Although inflation in Canada remains below the 2% target, the country’s good economic outlook is expected to prompt the Bank of Canada to raise its key interest rate one more time in 2017 and then, like the Federal Reserve, three times in 2018.

CHART E.41

Key interest rates in the United States and Canada
(federal funds target rate and target for the overnight rate, per cent)

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
E.48	November 2017 Update

Less monetary easing
in several advanced economies

A divergence between U.S. monetary policy and that of other major central banks has become apparent over the past few years.

–	The Federal Reserve has increased its benchmark interest rate four times since late 2015, while most of the other central banks have continued to follow expansionary monetary policies into 2017.

This is changing, though, with several major central banks having already begun, or being poised to begin, tightening their monetary policies.

Central banks respond to the improvement in economic conditions

Over the last few years, the discourse of the major central banks has been in step with economic developments.

–	The Bank of Canada hiked its key interest rate twice in summer 2017 in response to faster economic growth in Canada and is expected to continue its tightening path in the coming quarters.

–	The European Central Bank announced in October that it will slow the pace of its asset purchases in early 2018.

Low inflation has not prevented central banks from taking action

The low inflation seen in several regions around the world is a common characteristic of the current cycle of monetary tightening.

–	In the first nine months of 2017, the CPI excluding food and energy rose an average of 1.9% in the United States and 1.6% in Canada compared to the same period last year.

–	Central banks thus focused more on economic recovery than on the current level of inflation.

Interest rate hikes hurt borrowers but help savers

Higher interest rates affect economic agents differently:

–	on the one hand, they help savers, who enjoy a higher return on their investments;

–	borrowers, on the other, find themselves having to pay more in interest charges, particularly for mortgage, automobile and consumption loans.

In addition, monetary tightening in several advanced economies is primarily a reflection of their more robust economies. If the central banks decided to raise interest rates, it was because they did not think it would put a significant damper on growth.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.49

[ ]	Bond yields will continue their gradual rising trend

The yields on Government of Canada bonds have risen sharply over the last few months in conjunction with the acceleration in economic activity.

—	Canadian bond yields have increased primarily in response to the two interest rate hikes by the Bank of Canada this past summer.

—	The yield on 10-year Canadian government bonds has risen by more than 50 basis points since the beginning of June, settling at 1.92% in early November.

Continued monetary tightening in the United States and Canada is expected to translate into a gradual increase in U.S. and Canadian bond yields in the coming quarters.

[ ]	The Canadian dollar will stay close to current levels

The Canadian dollar has appreciated over the last few months, rising from 72.7 U.S. cents at the beginning of May to 79 U.S. cents in early November.

—	The increase is mainly due to the two interest rate hikes by the Bank of Canada this past summer.

The loonie will stay close to current levels in the coming quarters. The value of the Canadian dollar will be influenced by a relative stabilization of the spread between key interest rates in Canada and the United States as well as by still-relatively low oil prices.

—	Thus, after averaging 75.6 U.S. cents in 2016, the Canadian dollar is projected to average 78.2 U.S. cents in 2017 and 81.7 U.S. cents in 2018.

TABLE E.9

Canadian financial markets
(average annual rate in per cent, unless otherwise indicated)
	2016	2017	2018
Target for the overnight rate	0.5	0.7	1.6
– March 2017		0.5	0.8
3-month Treasury bills	0.5	0.8	1.7
– March 2017		0.5	0.8
10-year bonds	1.3	1.8	2.6
– March 2017		2.0	2.4
Canadian dollar (in U.S. cents)	75.6	78.2	81.7
– March 2017		74.1	76.4

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
E.50	November 2017 Update

[ ]	Gradual rebalancing of the oil market

The price of Brent crude oil has rebounded slightly since the turn of 2017, averaging US$53 a barrel, compared to US$45 in 2016.

—	The recovery was driven primarily by the efforts of the Organization of the Petroleum Exporting Countries and its partners to cut production as well as by stronger global demand.

The supply and demand rebalancing process will likely continue into 2018, but will be gradual owing to the increase in U.S. oil production, which puts downward pressure on oil prices. As a result, oil prices are expected to average below US$60 a barrel.

—	The price of Brent crude oil is expected to average US$53 a barrel in 2017 and US$55 in 2018. West Texas Intermediate (WTI) crude is projected to settle at US$49 a barrel in 2017 and US$52 a barrel in 2018.

[ ]	Still-rising metal prices

Metal prices have been following an upward trend since 2016, driven by increasing global demand.

—	The price of iron ore, in particular, has jumped by 47% since January 2016, while the price of aluminum has climbed by 44% and that of gold, by 17%.

This trend should continue in the coming years, with prices generally being pushed up by higher demand for metals. However, the outlook for prices may differ from one metal to another.

CHART E.42	CHART E.43

Brent, WTI and WCS	Selected metal prices
oil prices
(U.S. dollars per barrel)	(index, January 2015 = 100)

Sources: Bloomberg and Ministère des Finances du Québec.	Sources: Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.51

World price index for metals from Québec

Since the start of 2017, the world price index for metals from Québec (WPIMQ), which tracks prices for the principal metals mined in Québec, along with aluminum, has continued the upward trend begun in 2016. From January 2016 to October 2017:

–	the aluminum price subcomponent rose by 43.8% with the increased use of aluminum worldwide and the restrictions on production in China, which led to a higher supply deficit;

–	the industrial metal price subcomponent increased by 43.0%, driven mainly by stronger global economic growth;

•	Higher industrial production in China spurred demand for certain industrial metals, including iron ore, nickel and zinc.

–	the precious metals sub-index climbed by 16.5% in response to low long-term interest rates, depreciation of the U.S. dollar and renewed geopolitical tensions, all of which fostered demand for these metals as safe havens.

WPIMQ outlook

After rising by 17.1% in 2017, the world price index for metals from Québec is expected to be relatively flat in 2018 and 2019 and then start gradually climbing again.

–	Aluminum and gold prices will likely increase, while the price of iron ore could fall due to a market glut.

–	The WPIMQ will trend close to its historical average of 81.0 seen between 2002 and 2016.

World price index for metals from Québec(1)
(index, 2010 = 100, monthly data)

(1) The index includes the prices for the principal metals mined in Québec (iron, nickel, zinc, copper, gold and silver), as well as aluminum. Prices used to calculate the index are expressed in U.S. dollars.

Sources: Institut de la statistique du Québec, Statistics Canada, Bloomberg, World Bank and Ministère des Finances du Québec.

The Québec Economic Plan
E.52	November 2017 Update

5.	A PORTRAIT OF THE HOUSING MARKETS IN QUÉBEC AND CANADA

Québec’s housing market is still strong, with over 40 000 housing starts in 2017, a level not seen since 2012. At the same time, the home resale market is firming up, pushing home prices higher.

The real estate market is very active in other parts of Canada, especially Greater Vancouver and Toronto.

—	The federal as well as provincial governments have introduced measures to curb speculation and cool an overheated real estate market in these areas.

This situation has led the Québec government to pay close attention to Québec’s real estate market in general and Montréal’s in particular.

[ ]	The real estate sector in Québec is dynamic but balanced

An analysis of the parameters of Québec’s real estate sector does not indicate that the sector is overheated. Rather, it is dynamic due mainly to the good economic conditions and the favourable financial situation of Québec households.

—	New housing construction in Québec reflects demand driven by robust economic growth and strong job creation.

—	The increase in home resales helps keep the housing market in balance.

—	Furthermore, housing is still affordable in Québec and the price of real estate has not gone up nearly as much as in Ontario and Canada as a whole.

Consequently, the available data show no signs of a speculative market that would warrant Québec government intervention.

—	However, given the economic importance of the real estate sector, the Québec government will continue to monitor the situation closely.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.53

•	Growing demand in the resale market

The number of existing property sales has been trending upward since 2015 in Québec.

—	The number of residential properties resold using an inter-agency system rose by 5.0% in 2015 and 5.4% in 2016. In the first nine months of 2017, home resales were up 5.5% over the same period in 2016.

At the same time, the number of new property listings has fallen in Québec since 2015.

—	Property listings were down 0.3% and 5.3% in 2015 and 2016, respectively. In the first nine months of 2017, they were down 3.7% over the same period in 2016.

•	An overall balanced housing market

These trends have led to a slight increase in the sales-to-new listings ratio, which is nevertheless within the balanced range. The ratio of sales to new listings measures the balance between demand (sales) and short-term supply (new listings). It can serve as an indicator of future price trends.

—	A ratio between 40% and 60% is generally consistent with balanced market conditions. In September 2017, the sales-to-new listings ratio in Québec was 56.5%.

CHART E.44	CHART E.45

Home resale market in Québec(1)	Sales-to-new listings ratio in
Québec(1)
(thousands)	(per cent)

(1) Three-month moving average.	(1) Three-month moving average.
Sources: Haver Analytics and Ministère des Finances du Québec.	Sources: Haver Analytics and Ministère des Finances du Québec.

The Québec Economic Plan
E.54	November 2017 Update

•	Moderate price increase in Québec

Several analysts maintain that housing prices in Canada are currently inflated, particularly in the Vancouver and Toronto areas.

Despite sustained activity, the real estate sector in Québec is different from that in Ontario and British Columbia. Property prices have not gone up nearly as much as in Ontario and British Columbia and housing is considerably more affordable in Québec.

—	Since 2012, the average price of a resale property has risen by 13.0% in Québec, compared to 37.5% in British Columbia and 48.7% in Ontario.

—	The average price of a resale property in Montréal, Québec’s busiest housing market, was around $350 000 in 2016, compared to nearly $730 000 in Toronto and over $1 million in Vancouver.

CHART E.46	CHART E.47

Average residential property resale	Average residential property price,
price	2016
(index, January 2012 = 100)	(thousands of dollars)

Sources: Haver Analytics and Ministère des Finances du Québec.	Sources: Haver Analytics and Québec Federation of Real Estate Boards.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.55

•	Housing is more affordable in Québec

Québec households are more able to afford a home than households in the other provinces and Canada as a whole.

Using the most recent data of Statistics Canada’s Canadian Income Survey, in 2015, the average property price was:

—	3.6 times household disposable income[5] in Québec;

—	5.0 times household disposable income in Canada and Ontario and 7.1 times household disposable income in British Columbia.

In 2016, housing remained more affordable for Québec households than for Canadian households.

—	In 2016, the average property price in Québec rose by 2.9%, compared to 10.9% in Canada, 15.4% in Ontario and 8.6% in British Columbia.

—	The same year, Québec households’ disposable income[6] increased by 3.5%, while that of Canadian households grew by 2.2%.

CHART E.48	CHART E.49

Average property price relative to	Increase in average property price,
household disposable income, 2015	2016
(number of years of income)	(percentage change)

Sources: Haver Analytics, Statistics Canada and Ministère des Finances du Québec.	Sources: Haver Analytics and Ministère des Finances du Québec.

____________________________________
5	Economic family based on Statistics Canada’s Canadian Income Survey.
6	Household disposable income based on Statistics Canada economic accounts.

The Québec Economic Plan
E.56	November 2017 Update

Recent developments in regulation of the
Ontario and B.C. real estate sectors

To help bring stability to the housing market and combat speculative activity, the governments of British Columbia and Ontario recently introduced a number of measures to address foreign homebuyers, increase the housing supply, and protect renters and homebuyers.1

Property tax provisions for foreign buyers in Vancouver and Toronto

Effective August 2, 2016, foreign entities purchasing residential property in the Greater Vancouver Regional District2 must pay an additional property transfer tax of 15%.

–	The additional tax applies to individuals who are not Canadian citizens or permanent residents of Canada, foreign corporations and foreign trusts.

Certain exemptions apply, however, such as to foreign nationals who receive confirmation under the B.C. Provincial Nominee Program, provided the person uses the home as his or her principal residence.

Following on the heels of British Columbia, Ontario introduced its own additional property transfer tax of 15% on April 21, 2017, called the Non-Resident Speculation Tax (NRST), in the Greater Golden Horseshoe Region.3

–	The additional tax applies to virtually the same entities as the tax in the Greater Vancouver Regional District.

–

The NRST applies to the transfer of land that contains at least one and not more than six residences, such as single family homes, condominium units or a triplex. It does not apply to agricultural land, commercial land or industrial land or rental apartment buildings with more than six units.

Exemptions may be granted to refugees and foreign nationals who jointly purchase residential property with a spouse who is a Canadian citizen, provided they occupy the property as their principal residence.

Additional measures to stabilize Toronto’s real estate market4

As part of its Fair Housing Plan, the Government of Ontario introduced additional measures to bring stability to the real estate market, including:

–

actions to increase housing supply: a vacant homes property tax, use of surplus land assets to build affordable housing, an investment of $125 million over five years to encourage the construction of new rental apartment buildings;

–	actions to protect renters: strengthening of the Residential Tenancies Act to further protect tenants;

1	See page E.59 for information on the measures introduced by the federal government.
2	The Greater Vancouver Regional District includes the following geographic areas in particular: North Vancouver City and District, Vancouver, West Vancouver and Richmond.
3	The Greater Golden Horseshoe Region includes the following geographic areas in particular: Barrie, Guelph, Hamilton, Toronto and York.
4	British Columbia adopted similar measures as well.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.57

Recent developments in regulation of the
Ontario and B.C. real estate sectors (cont.)

–	actions to further protect homebuyers and increase information sharing: review the rules real estate agents are required to follow to ensure that consumers are fairly represented in real estate transactions, and establishment of a housing advisory group to provide the government with ongoing advice about the state of the housing market.

Impact of the new measures on the Vancouver and Toronto housing markets

The new measures introduced in Ontario and British Columbia have had a mitigated impact on property sales and prices in Vancouver and Toronto. However, it is too soon to gauge their impact on the housing market over the long term.5

–	Vancouver saw a large correction in property sales (−25.8%) and prices (−17.9%) between July 2016 and January 2017. However, prices and sales subsequently went up again and are currently near the levels in July 2016, before the 15% tax took effect.

•	In September 2017, the average house price in Vancouver was $1.05 million versus $1.04 million in July 2017.

–	In Toronto, property sales have dropped by 28.7% since the Non-Resident Speculation Tax took effect in April 2017, while prices have fallen by 10.4% over the same period.

Montréal’s property resale market does not appear to have been influenced by the implementation of the foreign buyers’ taxes in Vancouver and Toronto. Since April 2017, property sales have climbed by 0.7% while the average home price has increased by 0.4% .

Property sales	Average property price
(index, July 2016 = 100)	(index, July 2016 = 100)

Sources: Haver Analytics, Québec Federation of Real Estate Boards and Ministère des Finances du Québec.	Sources: Haver Analytics, Québec Federation of Real Estate Boards and Ministère des Finances du Québec.

5	Note that other variables, such as household formation, immigration, mortgage rates and availability of land for construction, influence market trends.

The Québec Economic Plan
E.58	November 2017 Update

Canada’s new mortgage rules since 2015

On December 11, 2015, the Department of Finance Canada announced changes to the rules for mortgage insurance backed by the federal government.1

–	Effective February 15, 2016, the minimum down payment for new insured mortgages increased from 5% to 10% for the portion of the house price above $500 000.

•	The new measure, which requires a higher down payment for more expensive homes, is intended to contain risks in the housing market by increasing the portion that comes from the borrower’s own funds.

•	The 5% minimum down payment for homes up to $500 000 remains unchanged. Properties valued at $1 million and above still require a minimum down payment of 20%.

–	Note that federally regulated mortgage lenders were already required to obtain mortgage insurance when the down payment is less than 20% of the purchase price of a property.

•	Under this requirement, federally regulated mortgage lenders must obtain mortgage insurance for homebuyers who put less than 20% down on the home’s purchase price.

•	While the homebuyer pays the premium, the insurance protects the lender if the borrower defaults on the loan.

On December 11, 2015, the Canada Mortgage and Housing Corporation (CMHC) announced increases to guarantee fees charged to lenders for CMHC-sponsored securitization programs, Mortgage Backed Securities under the National Housing Act, and Canada Mortgage Bonds.

–	These adjustments aim to ensure that mortgage funding markets are fairly priced so that lenders also consider programs backed by the private sector.

On October 3, 2016, the federal government announced three new measures targeting the mortgage market. The measures:

–	bring consistency to mortgage insurance rules by standardizing eligibility criteria for insured mortgages, including a mortgage rate stress test;

•	As of October 17, 2016, all new insured mortgages must undergo a more robust mortgage rate stress test by lenders. This includes fixed-rate mortgages with terms of 5 years (and greater) that were previously excluded from this requirement.

•	As of November 30, 2016, mortgage loans that lenders insure using portfolio insurance and other discretionary low loan-to-value (LTV) ratio mortgage insurance have to meet loan eligibility criteria that previously only applied to high- ratio insured mortgages.

1	For further details on the changes in mortgage rules since 2004, see the box “New measures regarding insured mortgage loans” in Budget 2013-2014 – Budget Plan, p. B.12.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.59

Canada’s new mortgage rules since 2015 (cont.)

○	The LTV ratio is the amount of the mortgage loan compared to the value of the property. A ratio over 80% is considered high.

–	improve tax fairness by closing loopholes surrounding the capital gains tax exemption for non-residents on the sale of a principal residence;

•	Under this measure, the principal residence exemption from capital gains tax is available only to Canadian residents. Families may designate only one property as the family’s principal residence for any given year.

–	consult on how to better protect taxpayers by ensuring that the distribution of risk in the housing finance system is balanced.

New mortgage rules set by the Office of the Superintendent of Financial Institutions: Guideline B-20

On October 17, 2017, the Office of the Superintendent of Financial Institutions (OSFI) released new standards for residential mortgage underwriting practices and procedures (Guideline B-20). The changes take effect on January 1, 2018.

The new standards address the Bank of Canada’s concerns2 about the elevated level of household indebtedness and the risks associated with a significant house price correction in Vancouver and Toronto.

The main purpose of the new rules set by the OSFI is to:

–	set a new minimum qualifying rate, or “stress test”, for uninsured mortgages;

•	Under Guideline B-20, the minimum qualifying rate for uninsured mortgages should be the greater of the five-year benchmark rate published by the Bank of Canada and the contractual mortgage rate plus 2%.

–	require lenders to enhance their loan-to-value (LTV) ratio and establish LTV limits that are reflective of risk and are updated;

•	Under Guideline B-20, federally regulated financial institutions must establish and adhere to appropriate LTV ratio limits that are reflective of risk and are updated as housing markets and the economic environment evolve.

–	place restrictions on certain lending arrangements that are designed or appear designed to circumvent LTV limits.

•	Under Guideline B-20, a federally regulated financial institution is prohibited from arranging with another lender a mortgage, or a combination of a mortgage and other lending products, in any form that circumvents the maximum LTV ratio or other limits in its residential mortgage underwriting policy, or any other requirements established by law.[3]

2	Bank of Canada, Financial System Review, June 2017.
3

For more details, see Residential Mortgage Underwriting Practices and Procedures – effective January 1, 2018, Office of the Superintendent of Financial Institutions, at http://www.osfi-bsif.gc.ca/Eng/fi-if/rg-ro/gdn-ort/gl- ld/Pages/b20_dft.aspx.

The Québec Economic Plan
E.60	November 2017 Update

6.	MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The economic and financial forecasts in the November 2017 update of the Québec Economic Plan are based on several assumptions, some of which are associated with risks that could affect the global economic and financial scenario and the anticipated developments in the Québec economy, which is open to the world.

—	A number of the risks are external. For example, the geopolitical climate around the world, or certain economic and financial variables, such as growth in the major economies, oil and other commodity prices, and even financial indicators, might trend in different directions than forecasted.

—	Other risks are internal and could drive some of Québec’s economic variables in a different direction than expected.

[ ]	A broad-based global slowdown

Generally speaking, the economic growth outlook has improved across countries and regions of the world since the March 2017 Québec Economic Plan. However, the global economic cycle has reached a mature phase and a broad-based slowdown is still possible.

—	Turnarounds in global economic cycles are hard to predict.

—	Events such as a geopolitical crisis can act as triggers.

The current climate is characterized by a rise in protectionist sentiment in various countries, on trade, immigration and investment, as well as the pursuit of national interest policies to the detriment of multilateral agreements.

—	Should new geopolitical conflicts or an escalation of protectionist measures fuel uncertainty, it could weaken the global economy and slow the growth momentum currently observed.

—	Such shocks could spur a widespread slowdown in the global economy.

The Québec Economy:
Recent Developments and Outlook for 2017 and 2018	E.61

[ ]	Renegotiation of trade agreements with the United States and rising protectionism

The stronger U.S. economy and favourable Canadian dollar will drive growth in both Canadian and Québec exports over the coming years.

However, the uncertain outcome of the North American Free Trade Agreement (NAFTA) negotiations has led to greater uncertainty over the anticipated developments in exports.

In addition to their potential impact on exports, the uncertainties surrounding the NAFTA negotiations could affect the upturn in business investment in Canada and Québec.

—	Moreover, a number of economic sectors have already been hit by measures aimed at curbing their exports to the U.S. market. An example is the softwood lumber dispute with the United States.

[ ]	Sudden real estate slowdown in some Canadian provinces

Moderation in the Canadian residential real estate market is expected, especially in British Columbia and Ontario, where the market has expanded dramatically over the last few years.

—	The federal government, along with the governments of British Columbia and Ontario, have introduced various measures to curb speculation in the Vancouver and Toronto housing markets.

—	More interest rate hikes by the Bank of Canada will also help cool the Canadian real estate market. Higher interest rates mean higher borrowing costs.

Several analysts still think that real estate in the Vancouver and Toronto areas is overpriced and that the risk of a bubble burst is still present. If that risk materializes, it could trigger a rapid and disorderly adjustment in home prices.

—	A development of that kind would lead to instability in financial markets and negatively affect the financial situation of households in the Vancouver and Toronto areas, as well as Canada’s overall economic growth.

The Québec Economic Plan
E.62	November 2017 Update